Exhibit 99.2

E-mail to Intel Employees by Intel CEO Brian Krzanich on March 13

Intel employees,

I am very excited to announce today that Intel has entered into an agreement to acquire Mobileye, the leading supplier for computer vision systems in the automotive industry.

The acquisition of Mobileye brings together the assets of Intel’s Xeon processors, FPGAs, 3D XPoint memory, and 5G modems with the world leader in automotive computer vision. This acquisition essentially merges the intelligent eyes of the autonomous car with the intelligent brain that actually drives the car.

Autonomous driving is estimated to be a $70 billion vehicle systems and data services TAM opportunity by 2030. The combination of Intel’s high performance computing and connectivity solutions with Mobileye’s best in class computer vision technology will put us in a position to accelerate innovation for car-makers and lead in delivering the technology foundation for highly and fully autonomous driving. Our complementary assets accelerate the “rack scale” end-to-end autonomous solutions that customers demand. I truly believe we are better together.

Many of you have asked why we think autonomous cars and vehicles are so important to Intel’s future. The answer is DATA. Our strategy is to make Intel the driving force of the data revolution across every technology and every industry. We are a DATA company. The businesses we focus on, and deliver solutions to, create, use and analyze massive amounts of data.

I recently had a chance to speak at the LA Auto show and the title of my presentation was “Data is the New Oil.” My message was simple: automobiles and the automotive industry are increasingly driven by data and computing. The saying “What’s under the hood” will increasingly refer to computing, not horsepower.

At four terabytes of data per day, the average autonomous car will put out the data equivalent of approximately 3,000 people. Put just one million autonomous vehicles on the road and you have the data equivalent of half the world’s population. This massive amount of data requires all of Intel’s assets to provide the cost-effective high-performance solutions our customers need. The addition of Mobileye to our family provides the data path to our computing solutions becoming the intelligent set of eyes that will allow a vehicle to see and define the world around it.

I can’t wait to begin working with the combined global autonomous driving organization. It is important to note, however, that the next several months will be business as usual for both Intel and Mobileye. We are legally required to operate as separate companies until the transaction closes, which is expected to occur within the next nine months.

As you’ve heard me say, others predict the future. At Intel, we build it. This is not the first time we’ve taken bold steps that have transformed our future, the industry and the impact of technology on the world. I believe that today’s announcement puts us in the driver’s seat to achieve our vision of creating the technology foundation on which the future of autonomous driving will be built.

Brian

Additional Information and Where to Find It

The tender offer described herein has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Mobileye N.V. (“Mobileye”) or any other securities. On the commencement date of the tender offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the U.S. Securities and Exchange Commission (the “SEC”) by Intel and one or more of its subsidiaries and a solicitation/recommendation statement on Schedule 14D-9 will be filed with the SEC by Mobileye. The offer to purchase all of the issued and outstanding ordinary shares of Mobileye will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the tender offer statement on Schedule TO. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SHAREHOLDERS OF MOBILEYE ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT SUCH HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR ORDINARY SHARES. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov, at the transaction website (http://intelandmobileye.transactionannouncement.com), or by directing such requests to the Information Agent for the tender offer that will be named in the tender offer statement on Schedule TO.

Forward-Looking Statements

This document contains forward-looking statements related to the proposed transaction between Intel and Mobileye, including statements regarding the benefits and the timing of the transaction as well as statements regarding the companies’ products and markets. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should,” “would” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements are based on management’s expectations as of the date they were first made and involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Such risks and uncertainties include, among others, the outcome of regulatory reviews of the proposed transaction; the ability of the parties to complete the transaction in the time expected or at all; the ability of Intel to successfully integrate Mobileye’s business; the market for advanced driving assistance systems and autonomous driving may develop more slowly than expected or than it has in the past; evolving government regulation of the advanced driving assistance systems and autonomous driving markets; the risk that we are unable to commercially develop the technologies acquired or achieve the anticipated benefits and synergies of the transaction; the risk that we are unable to develop derivative works from the technologies acquired; our ability to attract new or maintain existing customer and supplier relationships at reasonable cost; the failure to protect and enforce our intellectual property rights; assertions or claims by third parties that we infringe their intellectual property rights; the risk of technological developments and innovations by others; the risk of potential losses related to any product liability claims and litigation; the risk that the parties are unable to retain and hire key personnel; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; and other risks detailed in Intel’s and Mobileye’s filings with the SEC, including those discussed in Intel’s most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K and Mobileye’s most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. SEC filings for Intel are also available on Intel’s Investor Relations website at www.intc.com, and SEC filings for Mobileye are available in the Investor Relations section of Mobileye’s website at ir.mobileye.com. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Unless otherwise required by applicable law, Intel and Mobileye undertake no obligation and do not intend to update these forward-looking statements, whether as a result of new information, future events or otherwise.